EXHIBIT 4(g)

                          PRUCO LIFE INSURANCE COMPANY
                        2999 NORTH 44th STREET, SUITE 250
                             PHOENIX, ARIZONA 85014


        COMBINATION ROLL-UP VALUE AND PERIODIC VALUE DEATH BENEFIT RIDER

This Rider is made part of your Annuity. If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control. The benefit provided pursuant to the terms of this Rider is a "Combination Roll-Up Value and Periodic Value Death Benefit."

Effective Date: The Effective Date of this Rider is shown in the Schedule Supplement.

Death Benefit: The Death Benefit of the Annuity equals the greater of (a) and
(b), where:

     (a) is the Rider Death Benefit, which is calculated as the greater of (1) and (2), less any applicable Credits, where:

          (1)  is the "Roll-Up Value" as described below; and

          (2)  is the "Periodic Value" as described below; and

     (b) is the description of how the death benefit is determined as described in the Annuity.

Roll-Up Value: If the Effective Date of the Rider is the Issue Date of your Annuity, the "Initial Roll-Up Value" is the sum of all Purchase Payments made on the Issue Date plus any Credits allocated to your Account Value in relation to such Purchase Payments. If the Effective Date of the Rider is after the Issue Date of your Annuity, the "Initial Roll-Up Value" is the Account Value on the Effective Date of the Rider.

Subsequent to the Effective Date of the Rider, certain factors cause the Roll-Up Value to increase, decrease, or stop "rolling up", as follows:

     Increases: The Roll-Up Value increases daily at the annual effective Roll-Up Rate shown in the Schedule Supplement. Also, if you make additional Purchase Payments after the Effective Date of the Rider, we add to the Roll-Up Value an amount equal to such Purchase Payments, plus an amount equal to any applicable Credits allocated to your Account Value in relation to such Purchase Payments. We then apply the Roll-Up Rate to these additional amounts.

     Decreases: The Roll-Up Value is reduced by withdrawals, either as Dollar-for-Dollar Reductions or Proportional Reductions, as described below.
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     Stopping the Roll-Up: We stop increasing the Roll-Up Value by the Roll-Up
     Rate on the Roll-Up Value Stop Date, which occurs on the earliest of the decedent's date of death, the Rider Death Benefit Target Date, if applicable, or the date the Roll-Up Value first equals the Cap Amount, if applicable. We indicate in the Schedule Supplement whether there is a Rider Death Benefit Target Date and if so, what it is. If a Cap Amount applies, we indicate in the Schedule Supplement the Roll-Up Cap Percentage used in determining the Cap Amount.

The "Cap Amount" is computed by multiplying the Roll-Up Cap Percentage shown in the Schedule Supplement by the sum of the initial Roll-Up Value and all Purchase Payments and any Credits, if applicable, allocated to your Account Value in relation to such Purchase Payments received after the Effective Date of the Rider and on or before the Roll-Up Value Stop Date. This amount is then reduced by the impact of all withdrawals on the Cap Amount, either as Dollar-for-Dollar Reductions or Proportional Reductions, as described below.

The Roll-Up Value is increased by any Purchase Payments received after the Roll-Up Value Stop Date plus any Credits allocated to your Account Value in relation to such Purchase Payments and is decreased by any Proportional Reductions due to withdrawals as described below.

Periodic Value: If the Effective Date of the Rider is the Issue Date of your Annuity, then the Periodic Value is initially equal to the sum of all Purchase Payments made on the Issue Date, plus any Credits allocated to your Account Value in relation to such Purchase Payments. If the Effective Date of the Rider is after the Issue Date of your Annuity, the Periodic Value is initially equal to the Unadjusted Account Value on the Effective Date of the Rider.

The Periodic Value is increased by the sum of any Purchase Payments, plus any Credits allocated to your Account Value in relation to such Purchase Payments, and reduced by any Proportional Reductions due to withdrawals. On each "Periodic Anniversary" of the Effective Date up to and including the earlier of the decedent's date of death and the Rider Death Benefit Target Date, if applicable, the Periodic Value is compared to the Unadjusted Account Value. If the Unadjusted Account Value is greater than the Periodic Value, the Periodic Value is increased to equal the Unadjusted Account Value.

The frequency of each Periodic Anniversary is shown in the Schedule Supplement.

Other Death Benefit Provisions: The provisions applicable to the death benefit described in your Annuity regarding eligibility, limits of applicability, including any suspension period due to a change in any designation, modes of payment to Beneficiaries or any other provision regarding the death benefit other than the method of calculation of the death benefit continue to apply unless specifically
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     indicated otherwise in this Rider.

Definitions:

     The term "Owner" may be referred to as the "Participant" in certain annuities to which this Rider is attached. For simplicity, the Participant is referred to as Owner in this Rider.

     "Purchase Payments", for purposes of calculating the benefit offered under this Rider, is defined as the amount of Purchase Payments we receive less any applicable charge applied to such Purchase Payments, prior to the application of such Purchase Payments to your Account Value.

     "Credits" are amounts we may allocate to your Account Value in relation to Purchase Payments.

     "Unadjusted Account Value" is the Account Value prior to the application of any market value adjustment.

     The "Rider Death Benefit Target Date" is shown in the Schedule Supplement.

     A "Dollar-for-Dollar Reduction" is a reduction caused by a withdrawal that reduces the value by the amount withdrawn.

     A "Proportional Reduction" is a reduction caused by a withdrawal that reduces the value by a proportion equal to the ratio of the amount of the applicable withdrawal to the Account Value as of the date of the withdrawal but prior to the withdrawal.

Withdrawals: Withdrawals reflect any assessment of applicable contingent deferred sales charge or other charge applicable upon a withdrawal, as well as any applicable market value adjustment. Withdrawals reduce the Rider Death Benefit as follows:

     Impact of Withdrawals on the Roll-Up Value on or before the Roll-Up Value Stop Date: Withdrawals in an Annuity Year first reduce the Roll-Up Value as a Dollar-for-Dollar Reduction, up to any applicable "Dollar-for-Dollar Limit." Amounts withdrawn in excess of the Dollar-for-Dollar Limit result in a Proportional Reduction to the Roll-Up Value. We determine the impact on the Roll-Up Value of withdrawals as follows:

     The Dollar-for-Dollar Limit from the Effective Date of the Rider up to the following anniversary of the Issue Date of the Annuity is a percentage of the initial Roll-Up Value. On or after the first anniversary of the Issue Date of the Annuity subsequent to the Effective Date of the Rider, the Dollar-for-Dollar Limit is a percentage of the Roll-Up Value as of the anniversary of the Annuity's Issue Date
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     at the beginning of that Annuity Year. This percentage is shown in the
     Schedule Supplement as the Dollar-for-Dollar Limit Percentage.

     If the withdrawal exceeds the "Remaining Dollar-for-Dollar Amount," the Roll-Up Value after the withdrawal equals the Roll-Up Value immediately before the withdrawal less the sum of (A) and (B) where:

     (A) is the Remaining Dollar-for-Dollar Amount before the withdrawal defined below; and

     (B)  is the result of multiplying (1) by (2) where:

          (1) is the Roll-Up Value immediately before the withdrawal less the Remaining Dollar-for-Dollar Amount before the withdrawal; and

          (2)  is an adjustment factor of (a) divided by (b) where:

               (a) is the current withdrawal amount less the Remaining Dollar-for-Dollar Amount immediately before the withdrawal; and

               (b) is your Account Value immediately before the withdrawal less the Remaining Dollar-for-Dollar Amount immediately before the withdrawal.

     The Remaining Dollar-for-Dollar Amount is the then current
     Dollar-for-Dollar Limit before the withdrawal less cumulative withdrawals in that Annuity Year before the current withdrawal, but not less than zero.

     Impact of Withdrawals on the Roll-Up Value after the Roll-Up Value Stop
     Date:

          (a) If the Rider Death Benefit Target Date or date of death is reached before any applicable Cap Amount is reached, subsequent withdrawals result in a Proportional Reduction to the Roll-Up Value.

          (b) If the Cap Amount is reached before the Rider Death Benefit Target Date or the date of death, reductions to the Roll-Up Value depend on when the Cap Amount is reached. If the Cap Amount is reached on an anniversary of the Annuity's Issue Date, subsequent withdrawals result in a Proportional Reduction to the Roll-Up Value. If the Cap Amount is reached on any other date, the impact of such withdrawals is as follows:

                    (i) The impact of any subsequent withdrawals that occur prior to the next anniversary of the Annuity's Issue Date will be the
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                         same as described under "Impact of Withdrawals on the
                         Roll-Up Value on or before the Roll-Up Value Stop
                         Date."

                    (ii) For any subsequent withdrawals that occur on or after the next anniversary of the Annuity's Issue Date, such withdrawals result in a Proportional Reduction to the Roll-Up Value.

Impact of Withdrawals on the Periodic Value: Withdrawals result in a Proportional Reduction to the Periodic Value.

Charge for the Rider: The charge is applied against the daily total value of that portion of Account Value attributable to, and maintained for each Sub-Account in the Annuity of which this Rider is made part. The charge is assessed each day at the daily equivalent of the rate shown in the Schedule Supplement.

Your charge may depend on any other optional benefits you elect, and the combined risk we incur in offering those specific benefits. Should you elect to terminate one of the other optional benefits that we took into consideration in determining your charges, we may increase your charge to that then applicable to new annuity purchasers of the same class of Annuities with the same optional benefits.

The charge is assessed until we receive due proof of the decedent's death in Good Order, or until this Rider terminates for any of the reasons cited in "Termination of this Rider" below. There is no charge after the Annuity Date.

Investment Limitations: As part of the consideration for the benefit provided by this Rider, we may limit the investment options in which you may allocate Account Value, require that you invest in only certain investment options or require that you maintain all or a portion of your Account Value in accordance with an asset allocation model. At any time until this Rider is terminated, these requirements may be implemented, suspended or changed. This includes changing prohibited investment options, changing required investment options or changing the required limitation between one type of investment limitation and another. Any transfers resulting from our implementing or changing any investment limitations will not be counted in determining the number of free transfers made during an Annuity Year.

Termination of this Rider: Termination of this Rider is subject to the following rules:

     A. Elective Termination: Whether you may elect to terminate this Rider, and, if applicable, when you may terminate this Rider is shown in the Schedule Supplement. We may require you to submit this Rider and the Schedule Supplement to us at our Office before we agree to terminate the benefit.
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     B.   Termination due to Death: This Rider terminates automatically as of the date the Annuity's death benefit is payable, unless the Annuity is continued by a spouse Beneficiary.

     C. Termination due to Owner/Annuitant Change: This Rider will terminate automatically if you designate a new Owner or Annuitant such that the new Owner or Annuitant is older than the age for which we would then issue this benefit as of the effective date of such a change.

     D. Termination Resulting from the Start of Annuity Payments: This Rider terminates automatically as of the date we transfer all Account Value in order to begin annuity payments in accordance with the terms of your Annuity.

     E. Termination Upon Surrender: This Rider terminates upon surrender of the Annuity to which it is made a part.



                          PRUCO LIFE INSURANCE COMPANY

                               [GRAPHIC OMITTED]
                      [----------------------------------]
                                   Secretary


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